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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                  Semiconductor Laser International Corporation
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    816638100
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                                 (CUSIP Number)



                   ANB Alster Neue Beteiligungs GmbH & Co. KG
                                  Neuer Wall 20
                             20354 Hamburg, Germany
                            Attention: Dr. Gerd Kukuk
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 15, 2000
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             (Date of Event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO.  816638100                                           Page 2 of 9 Pages



1.      NAME OF REPORTING PERSON(S)
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ANB Alster Neue Beteiligungs GmbH & Co. KG
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)    [ ]
          (b)    [ ]
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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS*             WC
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)     [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION    Federal Republic of Germany
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    NUMBER OF       7.       SOLE VOTING POWER      7,872,650
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8.       SHARED VOTING POWER      0
    OWNED BY        ------------------------------------------------------------
     EACH           9.       SOLE DISPOSITIVE POWER      7,872,650
   REPORTING        ------------------------------------------------------------
  PERSON WITH       10.      SHARED DISPOSITIVE POWER       0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        7,872,650
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      38.1%
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14.     TYPE OF REPORTING PERSON      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                                               Page 3 of 9 Pages

ITEM 1.   SECURITY AND ISSUER
This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation, a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The principal executive office of the Issuer is located at 15 Link Drive, Binghamton, NY 13904.

ITEM 2.   IDENTITY AND BACKGROUND
The Statement is being filed by ANB Alster Neue Beteiligungs GmbH & Co. KG (the "Reporting Person"), a partnership organized under the laws of the Federal Republic of Germany. The Reporting Person is in the business of capital investment and venture capital-related activity. All investment and venture capital-related activities of the Reporting Person are undertaken for the sole purpose of capital appreciation. The principal office of the Reporting Person is located at Neuer Wall 20, 20354, Hamburg, Germany.

The Reporting Person is a limited partnership that under German law must have at least one partner with limited liability and at least one partner with unlimited liability. The Reporting Person has a single limited liability partner, Dr. Gerd Kukuk (in such capacity, the "Limited Partner"), and a single partner with unlimited liability, ANB Alster Neue Beteiligungs GmbH, a stock corporation organized under the laws of the Federal Republic of Germany ("ANB GmbH"). ANB GmbH was formed by Dr. Kukuk for the primary purpose of entering into the partnership that constitutes the Reporting Person. The principal office of ANB GmbH is located at Neuer Wall 20, 20354, Hamburg, Germany.

In addition to being the Limited Partner, Dr. Kukuk is also the sole owner of all of the capital stock of ANB GmbH, and as such, is a "control person" of ANB GmbH. Dr. Kukuk is also the sole executive officer and sole director of ANB GmbH (in such capacity as a "control person," sole executive officer and sole director of ANB GmbH, the "Control Person"). The Control Person is a German citizen, his full legal name is Dr. Gerd Rainer Konrad Ernst Kukuk and his business address is Neuer Wall 20, 20354, Hamburg, Germany. The Control Person's present principal occupation is as a practicing lawyer and he conducts his business as a sole legal practitioner under the commercial name "Dr. Kukuk."

None of the Reporting Person, ANB GmbH nor the Control Person has (a) during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On February 15, 2000, the Reporting Person purchased from bmp Mobility AG Venture Capital, a German corporation (the "Seller"), 2,372,650 shares of Common Stock ("Common Shares") at a price of U.S.$0.39 per share, 1,000,000 shares of non-voting Series B Preferred Stock of the Issuer, par value $0.01 per share and having a liquidation preference of U.S.$1.00 per share, each share convertible into five shares of Common Stock (the "Preferred Shares"), at a price of U.S.$1.95 per share and 500,000 common stock purchase warrants, each warrant entitling the holder thereof to purchase one share of Common Stock at a price of U.S.$0.50 (the "Warrants", and together with the Common Shares and the Preferred Shares, the "Securities") at no separate cost, for an aggregate purchase price of



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                                                               Page 4 of 9 Pages

U.S.$2,875,333.50. The Securities were purchased in an arms-length transaction pursuant to a contract of sale, which is attached as Exhibit I hereto. The funds used to purchase the Securities came from the working capital of the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION
The Reporting Person acquired the Securities for the purpose of capital appreciation. None of the Reporting Person, ANB GmbH nor the Control Person has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) Based on information reported by the Issuer, as at September 30, 1999 there were issued and outstanding 15,153,955 shares of Common Stock. Upon consummation of the transaction in which the Reporting Person acquired the Common Shares, it became the beneficial owner of, and currently holds, 2,372,650 shares of Common Stock of the Issuer, 1,000,000 shares of Series B Preferred Stock (which represents 100% of the issued and outstanding shares of the Series B Preferred Stock; shares of Series B Preferred Stock are non-voting and are immediately convertible into shares of Common Stock at a conversion ratio of five shares of Common Stock for every share of Series B Preferred Stock), subject to adjustment as provided in the Certificate of Designations, Preferences and Rights relating to the Series B Preferred Stock, and 500,000 common stock purchase warrants (each immediately exercisable and entitling the holder thereof to purchase one share of Common Stock at a price of U.S.$0.50; the common stock purchase warrants expire on June 26, 2004). If the Reporting Person were to both exercise the Warrants and convert the Preferred Shares that it holds, it would become the holder and beneficial owner of 7,872,650 shares of Common Stock, representing approximately 38.1% of the then-issued and outstanding stock. (For purposes of the above percentage calculation, it is assumed that there would have been no changes to the amount of issued and outstanding Common Stock used for purposes of this Statement other than those changes necessary to effect the exercise of the Warrants and the conversion of the Preferred Shares into shares of Common Stock).

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the persons named in Item 2 above, other than the Reporting Person, is the beneficial owner of any of the Securities for the purposes of Section 13(d) of the Exchange Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than the transactions described in Item 4 and Item 5 of this Statement, none of the Reporting Person, ANB GmbH nor the Control Person has acquired any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The Securities and the shares of Common Stock to be issued upon conversion of the Preferred Shares and the exercise of the Warrants are unregistered, and, in addition to any resale limitations imposed by the Securities Act of 1933 are subject to certain restrictions on transfer. In connection with


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                                                               Page 5 of 9 Pages


the foregoing, the Reporting Person is the beneficiary of a Registration Rights Agreement entered into by the Issuer. The Registration Rights Agreement provides for the registration with the Securities and Exchange Commission of the Common Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants owned by the Reporting Person and transferees therefrom.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
Exhibit I -- Contract of Sale dated February 15, 2000 between bmp Mobility AG
             Venture Capital and ANB Alster Neue Beteiligungs GmbH & Co. KG.





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                                                               Page 6 of 9 Pages



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 25, 2000
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                                                     (Date)



                                               /s/ Dr. Gerd Kukuk
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                                                   (Signature)



                                         Dr. Gerd Kukuk, Managing Director
                                       -------------------------------------
                                                   (Name/Title)




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